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                                                                    EXHIBIT 99.5



FOR IMMEDIATE RELEASE


                  RAMSAY YOUTH SERVICES, INC. AWARDED CONTRACT
                    TO OPERATE RESIDENTIAL PROGRAM IN FLORIDA


CORAL GABLES, FLORIDA, FEBRUARY 5, 2003 . . . RAMSAY YOUTH SERVICES, INC. (NASDAQ:RYOU) announced today that it has been awarded a contract by the Florida Department of Juvenile Justice to operate the Bartow Youth Training Center, a 50-bed residential program for high risk males located in Bartow, Florida. The contract has a term of three years and is expected to generate over $2 million in annual revenue.

Luis E. Lamela, President and CEO of Ramsay Youth Services, Inc., commented, "We appreciate the Florida Department of Juvenile Justice's confidence in our programs and look forward to working with them in providing another top quality residential program."

Ramsay Youth Services, Inc. is a leading provider and manager of mental health, substance abuse and behavioral health programs and services in residential and non-residential settings in eleven states and the Commonwealth of Puerto Rico.

Except for historical information contained herein, the matters set forth in this news release are forward-looking statements as defined under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve known and unknown risks and uncertainties. Actual operations and results may differ materially from those expected in the forward looking statements made by the Company. Please refer to Ramsay's filings with the Securities and Exchange Commission for additional information, specifically the Risk Factors section in the Company's Form 10K for the year ended December 31, 2001.




Contact: Isa Diaz
         Executive Vice President Corporate Relations
         (305) 569-4626